United States securities and exchange commission logo





                              October 26, 2022

       Daniel Burrows
       Chief Executive Officer
       Fidelis Insurance Holdings Limited
       Waterloo House
       100 Pitts Bay Road
       Pembroke
       Bermuda HM08

                                                        Re: Fidelis Insurance
Holdings Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
29, 2022
                                                            CIK No. 0001636639

       Dear Daniel Burrows:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       General

   1. Please provide us a brief analysis explaining why the issuance of securities of MGU
                                                        HoldCo and FIHL in the
Separation Transactions will not require registration pursuant to the Securities Act.
   2. If material to your business, please revise to discuss your collateralised special purpose insurer, Socium Re. In
this regard, we note your disclosure on page F-48. Similarly, to the extent that the
Managing General Agents, in which Fidelis has invested through Pine
 Daniel Burrows
Fidelis Insurance Holdings Limited
October 26, 2022
Page 2
         Walk Capital Limited, are material to your business, please revise to discuss. In this regard, we note your disclosure on page F-10.
Summary, page 5

3. We note your disclosure on page 5 that your GPW was $2.8 billion for the year ended
         December 31, 2021. Please revise to provide a definition of GPW here, including a brief description of how your GPW was calculated, and disclose here your revenue and net income for the fiscal year ended December 31, 2021. Also revise to define each term that you have included in the Glossary of Selected Terms the first time such terms are used in your prospectus.
4. Please revise to disclose here your current ratings by AM Best, S&P and Moody's
         Investors Service, including a description of the range of ratings given by each rating agency and what the ratings you received indicate. Also disclose here and on pages 39 and 40 the S&P revised ratings outlook following the announcement of the proposed
         Separation Transactions as well as the AM Best and Moody's Investors Service ratings following the announcement of the proposed Separation Transactions. Our Company, page 6

5. Please revise here to clarify what you mean by your disclosure that, following the
         Separation Transaction, the Listed Group will be positioned as a "scaled" insurance provider. In addition, please disclose here all of the jurisdictions in which you offer property, bespoke and specialty and reinsurance products, and consider including the percentage of revenues earned in each jurisdiction.
6. Please revise to state that there is no guarantee that you will experience the peer stock price appreciation, peer loss ratios and peer combined ratios disclosed in the third paragraph of this section on page 6. In addition, please disclose here and on page 142 any differences in how the peer ratios were calculated and how your ratios were calculated.
7. Please revise to further explain the underwriting role that Fidelis Underwriting
         Limited ("FUL") will have following the Separation. We note your statement that Fidelis
         MGU will carry on the origination and underwriting activities of Current Fidelis.
Our Commitment to Environmental, Social and Governance Matters, page 7

8. We note that the second risk factor on page 63 states that a material change in the asset value of fossil fuels or the securities of energy companies and companies in related sectors could materially adversely affect your investment portfolio. Please revise here and on
FirstName LastNameDaniel Burrows
       page 143 to balance and clarify your disclosure regarding your ESG objectives by
Comapany   NameFidelis
       addressing         Insurance
                   the level of your Holdings
                                      dependenceLimited
                                                   on the asset value of fossil
fuels and the securities
       of energy companies
October 26, 2022 Page 2       and  companies   in related sectors.
FirstName LastName
 Daniel Burrows
FirstName   LastNameDaniel  Burrows
Fidelis Insurance Holdings Limited
Comapany
October  26,NameFidelis
             2022       Insurance Holdings Limited
October
Page 3 26, 2022 Page 3
FirstName LastName
Strategic Relationship with the Fidelis MGU, page 8

9.       Please revise here to include a summary of the Amended and Restated
Common
         Shareholders Agreement, including the provisions regarding MGU HoldCo's consent rights, the Allocation Rights and board nomination rights.
Our Competitive Strengths, page 13

10. Please revise to clarify what you mean by "exposures to legacy issues" on page 14, and disclose here the basis for your belief that your exposure to legacy issues that predate your incorporation is less than those of your competitors.
Our Strategy, page 16

11. Please revise your disclosure on page 17 to clarify what you mean by your statement regarding "Fidelis MGU's long and trusted relationships" by disclosing the nature of these relationships, the types of entities with which Fidelis MGU has long and trusted relationships and how such relationships will help you grow your Bespoke and Specialty pillars. In addition, please disclose the markets on which you intend to focus. We also note your disclosures regarding providing new products. To the extent you currently have material plans to provide new products please include a description of the products, an estimated timeline for the introduction of such products and a discussion of any challenges you may face in offering such products.
Our Corporate Structure
Proposed Final Listed Group Structure, page 20

12. Please revise to show the percentage of ownership of the Institutional Investors, the
         Founders, MGU Holdco, management and the public shareholders in the Listed Group
         Structure. In addition, please provide a brief explanation of each subsidiary in the footnotes to the Current Group Structure and the Listed Group
Structure.
Recent Developments, page 20

13. Please revise to provide quantitative disclosure regarding any material exposure to
         Russian equities and fixed maturity assets. In addition, please expand this section and your risk factors to discuss and describe your potential exposure to losses associated with the Ukraine Conflict. In this regard, we note your disclosure that you cannot estimate the amount of potential losses.
Risk Factors
Risks Relating to the Group's Business and Industry
Any future acquisitions, strategic investments, page 36

14. Please revise to state whether the Group has any current plans for acquisitions or strategic investments, and, if so, whether you have identified specific targets or signed any
 Daniel Burrows
Fidelis Insurance Holdings Limited
October 26, 2022
Page 4
         agreements related to such acquisitions or strategic investments.
A downgrade or withdrawal of, of other negative action relating to, page 39

15. Please revise to discuss here the Group's current third-party credit ratings. In this regard, we note that you address the risks related to third-party credit rating agencies increasing the levels of capital they require an insurer or reinsurer to hold in order to maintain a certain credit rating.
Risks Relating to the Group's Reliance on Third Parties in the Operation of its Business
The Group is reliant on third-party service providers and their IT systems, page 58

16. We note your disclosure that you have previously suffered cyber-attacks. To the extent material, please revise to include a discussion of the magnitude of the incident or incidents, the consequences and when the attacks occurred. Cautionary Note Regarding Forward-Looking Statements, page 93

17. We note your disclosure in the third bullet point on page 94 regarding the risk of FIHL being deemed an investment company under U.S. federal securities laws. Please revise your risk factors section to discuss this risk and the impact of such a determination.
Unaudited Pro Forma Condensed Consolidated Financial Information, page 100

18. We note your use of terminology such as directly attributable, factually supportable and expected to have a continuing impact when describing your pro forma adjustments on pages 26 and 100. Please note that Article 11 of Regulation S-X was amended by SEC
         Release No. 33-10786, which revised the pro forma terminology and the basis for pro forma adjustments. Please revise your pro forma discussion to conform to the updated guidance.
Performance Measures and Non-U.S. GAAP Financial Measures, page 112

19. Please revise to include a reconciliation of the expense ratio and combined ratio.
Performance Measures and Non-U.S. GAAP Financial Measures
Operating Net Income, RoE, Operating RoE, and Steady State RoE, page 114

20. Please tell us how you considered whether your non-GAAP measure of Steady State RoE substitutes individually tailored recognition and measurement methods for those of U.S.
FirstName LastNameDaniel Burrows
       GAAP, which could result in a misleading measure that violates rule 100(b) of Regulation
Comapany   NameFidelis
       G. Please   refer toInsurance
                            Question Holdings
                                     100.04 of Limited
                                               the Compliance and Disclosure
Interpretations on
OctoberNon-GAAP      Financial
         26, 2022 Page    4    Measures for guidance.
FirstName LastName
 Daniel Burrows
FirstName   LastNameDaniel  Burrows
Fidelis Insurance Holdings Limited
Comapany
October  26,NameFidelis
             2022       Insurance Holdings Limited
October
Page 5 26, 2022 Page 5
FirstName LastName
Business
Our Company
Our Commitment to Environmental, Social and Governance Matters, page 143

21. Please disclose whether you have set any goals or limits related to the carbon intensity of your insurance portfolios, and, if so, please describe these goals or limits. Please disclose your target allocation to GSS investments, the limitations on issuers with poor
         ESG ratings and the limitations on select industries. Also disclose how you determine whether your strategies of monitoring outreach and interview stage progression are successful at increasing the hiring of women and ethnically diverse employees.
Outwards Reinsurance or Retrocessional Coverage, page 153

22. Please revise to provide quantitative information regarding the outward reinsurance and retrocessional coverage you purchased or had in the fiscal year ended December 31,
         2021.
Framework Agreement, page 177

23. Please clarify what you mean by "informal" forum and the "Fidelis MGU platform" in the
         Joint Referral Forum subsection on page 177. In addition, in the Run-Off Services section on page 179, you state that "no separate termination fee" will be payable by the Listed
         Group. Please revise to clarify whether the Listed Group is required to pay a termination fee if it chooses not to renew the Framework Agreement. Also explain how the parties determine, after the date of termination, whether the risks continue to be live.
24. In the Delegation section on page 179, your disclosure that "[t]he Fidelis MGU may not sub-delegate to any third party any of its responsibilities under a Delegate
         Underwriting Authority Agreement without the prior written consent of the Listed Group"
         appears to be inconsistent with your disclosure on page 180 that "[t]he Fidelis MGU will have full delegation and authority with respect to policy language and will be permitted to sub-delegate underwriting authority to a closed initial list of managing general underwriters." Please revise to clarify by listing the specific responsibilities that Fidelis
         MGU may not sub-delegate to a third party.
25. Please revise your disclosure on page 181 to clarify the Listed Group's obligations pursuant to the Framework Agreement with regards to any pre-existing capital arrangements with third party managing underwriters.
Material Contracts and Related Party Transactions
Cooperation Agreement, page 177

26. Please revise to identify the third-party investors that have entered into the Cooperation
         Agreement, and please expand your discussion of the Cooperation Agreement, the Inter-
         Group Services Agreement, the Intra-Group Services Agreement and the Human
 Daniel Burrows
Fidelis Insurance Holdings Limited
October 26, 2022
Page 6
         Resources Transitional Services Agreement to disclose all of the material terms, including the term of each, the fees associated with each and the termination provisions of each.
Other
Other Existing Outsourcing Arrangements
Licensing Arrangements, page 187

27. Please revise your disclosure on page 187 to discuss how Fidelis MGU will determine whether a license for the Prequel Policy Administration systems, the Jarvis Data
         Warehouse or the Fire Analytics is "appropriate" and the terms of any such licenses. In addition, please disclose whether FIHL will maintain ownership of Tyche.
Common Shareholders Agreement
Consent Rights and Minority Protections, page 188

28. Your disclosure on page 187 that "for so long as MGU HoldCo holds 4.9% of the
         Common Shares of FIHL and the Framework Agreement is in effect," MGU HoldCo will have the consent rights and allocation rights described on page 187 appears to be inconsistent with your disclosure that "[i]f, following the consummation of this offering,
         MGU HoldCo sells any of its Common Shares, other than in connection with any stock conversions, buybacks, repurchases, redemptions, or other changes resulting from any stock split, combination or similar recapitalization, MGU HoldCo will no longer be entitled to exercise the above mentioned consent rights or the Allocation Right." Please revise for clarity and consistency.
Quota Share Agreement, page 191

29. To the extent that any provisions of the quota share agreement with the National
         Indemnity Company will be in effect at the time of effectiveness of your registration statement, please revise to disclose the material terms of this agreement. In addition, please disclose whether the Management Loans of $4.5 million will be repaid prior to the effectiveness of your registration statement.
Certain Provisions of the Amended and Restated Bye-Laws
Number of Directors, page 200

30. Please revise to identify here the Institutional Investor Affiliate Transferees and their Investor In Kind Transferees. In addition, please disclose the percentage of Initial
       Investor Shares that are held by the Institutional Investors, their Investor Affiliate
       Transferees and their Investor In Kind Transferees as well as the Founders, their Investor
       Affiliate Transferees and their Investor In Kind Transferees. Also, please disclose the
FirstName LastNameDaniel Burrows
       directors nominated by each group permitted to nominate directors, and revise the
Comapany    NameFidelis
       Summary    section Insurance
                           to discloseHoldings
                                       the rightsLimited
                                                  to nominate directors held by
each group permitted
Octoberto26,
          nominate  directors.
             2022 Page   6
FirstName LastName
 Daniel Burrows
FirstName   LastNameDaniel  Burrows
Fidelis Insurance Holdings Limited
Comapany
October  26,NameFidelis
             2022       Insurance Holdings Limited
October
Page 7 26, 2022 Page 7
FirstName LastName
Certain Regulatory Considerations, page 214

31. We note your disclosure on page 141 that you are a leading global provider of property, bespoke and specialty insurance and reinsurance products. Please revise this section to address the regulations of all of the jurisdictions that are material to your business. In addition, you state that this section addresses applicable U.S. excess and surplus lines as well as U.S. certified reinsurer authorizations, but we were not able to locate such disclosure. Please revise accordingly.
Premiums and Acquisition Costs, page F-13

32. Please revise your filing to include a tabular roll-forward of deferred acquisition costs for each period presented.
        You may contact John Spitz at 202-551-3484 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-
551-3859 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Finance